SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             SOUTH TEXAS OIL COMPANY
                                 NAME OF ISSUER)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    84055V109
                                 (CUSIP NUMBER)

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
                                    1/31/2007

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX
|_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

                               CUSIP NO: 84055V109
--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

         Longview Fund L.P.
--------------------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                               (A)  |_|
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)                         (B)  |_|
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)                             WC
--------------------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                                   |_|
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION    California
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH            6,866,747
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER

                           No Shares
                       ---------------------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER

                           6,866,747
                       ---------------------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER

                           No Shares

--------------------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON
          6,866,747
--------------------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)                  |x|
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
     Excludes shares issuable upon exercise of Longview Fund L.P.'s warrants described in Item 5 below, which are subject to a 4.99% blocker provision.

--------------------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

          50.8%
--------------------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS) PN
--------------------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.

      Common Stock, South Texas Oil Company, 2881 CR 2880, Big Foot, TX 78005

ITEM  2.     IDENTITY  AND  BACKGROUND.

      Longview Fund, L.P.
      600 Montgomery Street, 44th Floor
      San Francisco, CA 94111
      Citizenship - California

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

      Working capital.

ITEM  4.     PURPOSE  OF  TRANSACTION.

      Investment in the Issuer.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

1,000,000 common stock warrants acquired on 1/31/07 by the Longview Fund ("Longview") in connection with a $15 million revolving note facility offered by Longview and signed by South Texas Oil Co. ("STXX") on that same date. The warrant terms include, but are not limited to: price $100.00 ($.0001/warrant); exercise price $10.00; expiration date 1/31/12; restricted as to transfer under Rule 144; subject to piggyback registration rights; subject to 4.99% blocker provision.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM  7.     MATERIALS TO BE FILED AS EXHIBITS.

      None.

                                    SIGNATURE


     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:7/13/07                       S/ S. Michael Rudolph, CFO of Viking Asset
                                      Management LLC, as Investment Manager
                            ------------------------